Exhibit 99.10(c)
                           Kirkpatrick & Lockhart LLP
                   1800 Massachusetts Avenue, N.W. 2nd Floor
                             Washington, D.C. 20036


ROBERT J. ZUTZ
(202) 778-9059


                               November 27, 1996


Prudential Dryden Fund
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077


Gentlemen:

     Prudential Dryden Fund (formerly The Prudential Institutional Trust) (the "Trust") is a business trust organized under the laws of the State of Delaware. We understand that the Trust is about to file Post-Effective Amendment No. 7 to its Registration Statement on Form N-1A to, among other things, register additional of its shares of beneficial interest ("Shares") under the Securities Act of 1993, as amended ("1933 Act"), pursuant to Section 24(e)(1) of the Investment Company Act of 1994, as amended ("1940 Act").

     We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of its Agreement and Declaration of Trust and By-Laws, as now in effect, the minutes of meetings of its Trustees and other documents relating to its organization and operation, and we generally are familiar with its business affairs. For certain matters of fact, we have relied upon representations of the officers of the Trust. Based on the foregoing, it is our opinion that the Shares currently being registered pursuant to Section 24(e)(1) as reflected in Post-Effective Amendment No. 7 may be sold in accordance with the Trust's Declaration of Trust and By-Laws and subject to compliance with the 1933 Act, the 1940 Act and applicable state laws regulating the offer and sale of securities and, when so sold, will be legally issued, fully paid and nonassessable.

     The Trust is a business trust established pursuant to the Delaware Business Trust Act ("Delaware Act"). The Delaware Act provides that a shareholder of the Trust is entitled to the same limitation of personal liability extended to shareholders of for-profit corporations. To the extent that the Trust of any of its shareholders become subject to the jurisdiction of courts in states that do not have statutory or other authority limiting the liability of business trust shareholders, such courts may not apply the Delaware Act and thus, could subject Trust shareholders to liability. To guard

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Prudential Dryden Fund
November 27, 1996
Page 2

against this risk, the Declaration of Trust states that creditors of, contractors with and claimants against the Trust shall look only to the assets of the Trust for payment. It also requires that notice of such disclaimer be given in each contract or instrument made or issued by the officers or the Trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) for indemnification from Trust assets for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of Shares of the Trust; and (ii) for the Trust to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

     We hereby consent to this opinion accompanying Post-Effective Amendment No. 7 that you are about to file with the Securities and Exchange Commission.


                                        Very truly yours,

                                        KIRKPATRICK & LOCKHART LLP


                                        By /s/ ROBERT J. ZUTZ
                                           -------------------------------------
                                               Robert J. Zutz